Exhibit (a)(51)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
May 24, 2007 Investor Contacts: Jennifer Shotwell Or Alan Miller Innisfree M&A Incorporated 212.750.5833		tad.hutcheson@airtran.com 678.254.7442 Judy Graham-Weaver judy.graham-weaver@airtran.com 678.254.7448

AirTran Holdings, Inc., Outlines Why Shareholders Should Vote for AirTran’s Nominees to Become Midwest Directors

— LETTER SENT TO MIDWEST SHAREHOLDERS CITES STRONG EVIDENCE OF SUPPORT FOR MERGER, WITH AIRTRAN’S TENDER OFFER GARNERING 57% OF MIDWEST OUTSTANDING SHARES AS OF MAY 16, 2007 –

ORLANDO, Fla. (May 24, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent of AirTran Airways, announced today that it has mailed to Midwest Air Group (Amex: MEH) shareholders the following letter outlining why shareholders should elect AirTran’s three nominees as Midwest directors at the annual meeting of Midwest shareholders on June 14, 2007. AirTran urges shareholders to vote FOR its nominees—Jeffrey Erickson, Charles Kalmbach and John Albertine—on AirTran’s BLUE proxy card promptly.

May 24, 2007

Dear Fellow Midwest Shareholder:

By now you should have received a copy of AirTran’s proxy statement, which describes in detail the efforts we have made to permit you to receive superior value for your shares—even in the face of Midwest’s Board’s stubborn refusal to meet to discuss our offer. Today, we are writing to explain why you should vote for our three nominees, who would provide a fresh perspective to the Board, rather than vote for the re-election of three Directors who have served simply as a rubber stamp for Midwest Management. While the election of AirTran’s three nominees will not produce a board majority capable of compelling the adoption of policies we endorse, they will be able to help ensure that all options and opportunities for the company are fairly and thoroughly considered.

As you know, we have repeatedly approached Midwest over the last year, both privately and publicly, in the hopes that they would discuss the potential combination of our two companies; however, all overtures have been rejected out of hand. On April 13, 2007, the Board of Midwest rejected our most recent offer of $15.00 per share, made on April 2, 2007. The AirTran offer represents a 65 percent premium to the $8.13 price that Midwest stock was trading on December 12, 2006, the day before AirTran publicly disclosed its initial October 20, 2006, offer. Midwest’s management is adhering to this position despite the compelling evidence that, by any measure—financial, network revenue and

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diversity, opportunities for employees, fleet plan, cost structure, growth for the greater Milwaukee region, and most significantly, the shareholder value creation model we have put forth—the merits of combining AirTran and Midwest are superior to Midwest’s “stay the course, go it alone” plan. Midwest’s management is also taking its unilateral stance despite the many uncertainties it faces in Midwest’s future competitive environment and the threat that other airlines will move in and dislodge Midwest’s competitive position in Milwaukee.

While the Midwest Board and management continue to resist the compelling strategic and financial benefits of the transaction, it is clear that Midwest’s owners—its shareholders—are in favor of the merger. On May 16, 2007, the holders of 57 percent of Midwest’s outstanding shares evidenced their support by tendering into AirTran’s Offer.

Even after what should be considered a clear rebuke of the Midwest “go it alone” plan by the company’s owners, the Midwest Board continues to support management’s “stay the course” plan—a plan that assumes no further competition into the markets it presently serves, stable fuel prices and the ability to achieve earnings per share growth in 2007 that is nearly twice as great as the earnings growth that independent Wall Street analysts have projected.

To date, it appears that Wall Street’s skepticism may be warranted: Midwest’s earnings for the first quarter of 2007, according to Midwest Air Group chairman and chief executive officer Timothy E. Hoeksema, ".fell short of our expectations." The Company also said that its earnings projection for the year, made at the time the Board rejected our revised and increased offer, was already too optimistic. Indeed, only 90 days into their new fiscal year and already they were failing to meet those earlier financial projections.

Given the financial and operational strength of AirTran, we do not believe that Midwest’s management is serving the best interests of you, Midwest’s shareholders, in recommending against AirTran’s offer nor are they listening to what you, the Company’s owners, are saying to them. Indeed, despite the fact that a substantial number of shares were tendered to AirTran, Midwest summarily dismissed and downplayed the shareholders’ view by saying “We don’t find these results to be overwhelming…The tender offer changes nothing and these results change nothing. At the end of the day, the board remains in total control over whether a transaction occurs.” We agree with that sentiment: it is the decision of the Board. That is why AirTran has nominated three individuals for election to the Board of Directors of Midwest at the next annual meeting of stockholders.

We believe our three nominees—Jeff Erickson, Charles Kalmbach and John Albertine—will bring high standards and strong corporate governance to your company. The election of AirTran’s nominees to Midwest’s Board will ensure that shareholders’ best interests are being met. While this slate of director candidates, if elected, will not constitute a majority of the members of the Board, we believe it is vital that your interests be represented inside of the Boardroom.

At the end of the day, you, as the shareholders, are the owners of the company and you will ultimately determine the future of your investment. We are confident that you will give our offer a full and fair hearing, and that once you do so, you will recognize it as a tremendous opportunity to build a stronger, more competitive airline that will serve the best interests of shareholders, employees and the communities we all serve.

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We believe that you have the right to voice your own opinion and take actions that YOU determine are best for you. We urge you to act in YOUR own interest by voting to elect the three AirTran nominees to the Midwest Board. Please vote FOR AirTran’s nominees on the BLUE proxy card TODAY—by telephone, by Internet or by signing dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

Thank you for your consideration.

Joe Leonard

Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT!

If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card today to AirTran, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided or submit your proxy to us by telephone or via the Internet today (instructions are on your BLUE proxy card).

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the BLUE proxy card as soon as possible.

After signing and returning the enclosed BLUE proxy card, we urge you NOT to return Midwest’s White proxy card because only your latest dated proxy card will be counted.

If you have previously signed and returned a White proxy card to Midwest, you have every right to change your vote. You may revoke any proxy card already sent to Midwest by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

Midwest shareholders who have questions about how to tender their shares may call AirTran’s Information Agent, Innisfree M&A Incorporated, toll-free at 877-456-3422. (Banks and Brokers may call collect at 212-750-5833).